WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

PETER C. CANELLOS

MICHAEL W. SCHWARTZ

ALLAN A. MARTIN

BARRY A. BRYER

LAWRENCE B. PEDOWITZ

ROBERT B. MAZUR

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MICHAEL B. BENNER

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

ADAM D. CHINN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

KAREN G. KRUEGER

DOUGLAS K. MAYER

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

MITCHELL S. PRESSER

ILENE KNABLE GOTTS

JEFFREY R. BOFFA

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

MICHAEL S. KATZKE

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JARED M. RUSMAN

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

_______________

OF COUNSEL

WILLIAM T. ALLEN

LEONARD M. ROSEN

THEODORE GEWERTZ

ELLIOTT V. STEIN

THEODORE A. LEVINE

J. BRYAN WHITWORTH

NORMAN REDLICH

AMY R. WOLF

JOHN M. RICHMAN

_________

COUNSEL

ADRIENNE ATKINSON

PAMELA EHRENKRANZ

ANDREW J.H. CHEUNG

LAWRENCE A. PASINI

February 11, 2005

J. AUSTIN LYONS

LORI S. SHERMAN

PAULA N. GORDON

T. EIKO STANGE

DAVID A. SCHWARTZ

ADAM J. SHAPIRO

JED I. BERGMAN

MICHAEL A. CHARISH

DAMIAN G. DIDDEN

MICHAEL E. GILLIGAN

JOHN F. LYNCH

ERIC M. ROSOF

WILLIAM SAVITT

MARTIN J.E. ARMS

BENJAMIN D. FACKLER

ISRAEL FRIEDMAN

DIMITRY JOFFE

ROY J. KATZOVICZ

ROBERT J. LIUBICIC

GREGORY E. OSTLING

JONATHAN E. PICKHARDT

GREGORY N. RACZ

EDWARD J.W. BLATNIK

BENJAMIN S. BURMAN

NELSON O. FITTS

JEFFREY C. FOURMAUX

MICHAEL GAT

JEREMY L. GOLDSTEIN

MAURA R. GROSSMAN

JOSHUA M. HOLMES

JOSHUA A. MUNN

DAVID E. SHAPIRO

ANTE VUCIC

IAN BOCZKO

KEVIN M. COSTANTINO

MATTHEW M. GUEST

WILLIAM R. HARKER

DAVID KAHAN

MARK A. KOENIG

DAVID K. LAM

KENNETH K. LEE

LAURA E. MUÑOZ

GEORGE J. RHEAULT

MICHAEL S. WINOGRAD

FORREST G. ALOGNA

JAMES R. LEVINE

STEPHANIE P. LISTOKIN

GORDON M. MEAD

DANIELLE L. ROSE

BENJAMIN M. ROTH

RICHARD C. SQUIRE

ROBIN M. WALL

JOSHUA D. BLANK

JOSHUA A. FELTMAN

JORDAN A. GOLDSTEIN

CHETAN GULATI

ADAM HICKEY

MARGARET ISA

EMIL A. KLEINHAUS

ANDREW S. JACOBS

JASON M. LYNCH

HEATHER L. MAHAR

DEBORAH MARTINEZ

SARAH E. McCALLUM

DAVID B. SILVA

STEPHANIE J. VAN DUREN

KRISHNA VEERARAGHAVAN

ADIR G. WALDMAN

B. UMUT ERGUN

KRISTELIA A. GARCIA

RICHARD S. GIPSTEIN

SARAH S. JOHNSON

SARAH A. LEWIS

SARAH FERN MEIL

GARRETT B. MORITZ

ALISON L. PLESSMAN

CHARLES C. YI

VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd
Form S-1, filed December 17, 2004
File No. 333-121407

Dear Mr. Webb:

On behalf of Lazard Ltd (“Lazard” or the “Company”), set forth below are the responses of Lazard to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding its filing referenced above, which you delivered in a letter dated January 14, 2005.

We are providing under separate cover five copies of Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which reflects Lazard’s responses and additional and revised disclosure. Two copies of Amendment No. 1 are marked to show changes from the initial filing of the Registration Statement on Form S-1 on December 17, 2004. In addition, we are providing to the Staff under separate cover information responsive to comments 3 and 13, for which, due to its highly sensitive and confidential commercial and financial nature, the Company will request confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83(c). We are providing courtesy copies of Amendment No. 1,

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including a version marked for changes, to Angela Jackson, Staff Accountant, Joyce Sweeney, Senior Accountant, and Christian Windsor, Special Counsel.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of Lazard. All page references in the responses set forth below refer to pages of the revised Registration Statement.

General

1.	We note on page 45 that the “additional financing transactions” have not been finalized. When you have more information regarding these transactions, please revise future amendments to the registration statement to describe the transactions and the resulting financial condition of Lazard after the offering.

Response: The Staff’s comment is duly noted, and the Company will undertake to provide more information regarding the additional financing transactions as promptly as practicable after such information has been finalized.

2.	Please confirm the staff’s understanding that the offering and related transactions will not qualify as a “fundamental transaction” for the purposes of LAM equity unit payments.

Response: The Company supplementally confirms the Staff’s understanding that the offering and related transactions will not qualify as a fundamental transaction that will trigger payment obligations to holders of interests in LAM under the LAM equity plan described in the Registration Statement. The Company has no current intention to cause or otherwise trigger a fundamental transaction that would give rise to payment obligations to the holders of such interests.

3.	We note that extensive amounts of information regarding the offering, including the ownership percentages owed to LAZ-MD and other entities that represent the ownership of former members of Lazard Group and its subsidiaries, are left blank. Please revise the registration statement to include all information not covered by Rule 430A as soon as possible. Also, if you are not able to provide the information in your next amendment, please provide the staff with the valuation of the various transactions supplementally.

Response: The Company supplementally advises the Staff that the ownership percentages of LAZ-MD Holdings and Lazard Ltd in Lazard Group, and the voting power of LAZ-MD Holdings in Lazard Ltd, will depend upon the amount and pricing of the securities to be sold under the Registration Statement and the additional financing transactions, which amounts and prices have not yet been determined. Accordingly, the Registration Statement does not yet include this information. The Company undertakes to update the Registration Statement to include this information as soon as practicable

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once it is available, and in any event prior to commencing its road show with respect to the offering.

In order to assist the Staff in its review of the Registration Statement, diagrams from pages 52 and 53 of the Registration Statement, completed with hypothetical percentage figures based upon current assumptions, are being provided for illustrative purposes to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

4.	Please note the updating requirements of Rule 3-12 (g) of Regulation S-X when filing your next amendment.

Response: The Staff’s reference to Rule 3-12(g) of Regulation S-X is duly noted.

5.	Please file an updated consent from your independent accountants with your next amendment.

Response: The Company has filed an updated consent from its independent accountants with Amendment No. 1.

Our Core Values; Introductory Note – page i – ii

6.	Item 501 of Regulation S-K calls for the Summary to follow the inside cover of the prospectus. Much of the information in these sections appears to be either summary-like disclosure or disclosure of information that should be clear from the context. Please revise the Summary to include information similar to what is disclosed on the first page following the Cover Page.

Response: The Company has revised the “Introductory Note” of the Registration Statement by removing disclosure relating to the separation and recapitalization transactions and the offering and placing such information in the “Summary” section of the Registration Statement beginning on pages 6 and 8 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the inside cover of the prospectus is expected to be the “Our Core Values” page, which placement is consistent with the requirements of Item 501 of Regulation S-K.

Prospectus Summary – page 1

7.	Since the shares that investors will receive after the offering will represent ownership interest in a partnership and that the tax treatment for those membership interests will depend extensively on how the business is operated after the offering, please summarize the material tax consequences of investing in the offering and cross reference to the Material Federal Income Tax Consequences section beginning on page 156.

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February 11, 2005

Response: The Company has revised the Registration Statement beginning on page 11 in response to the Staff’s comment.

8.	Since there are substantial differences between the rights of a shareholder of a Bermuda chartered company and a State-chartered corporation in the United States, please add a separate sub-section that briefly describes the rights and risks of investing in a Bermuda company with a comparison to the rights of shareholders in a U.S. (i.e. Delaware) company.

Response: The Company has revised the “Summary” section of the Registration Statement beginning on page 12 and the “Description of Capital Stock” section of the Registration Statement beginning on page 165 in response to the Staff’s comment.

Risk Factors – page 20

9.	Many of your risk factors state that you “cannot assure” or “cannot be certain” of a specific outcome when the real risk in not your inability to give assurance but the underlying situation. Please revise to eliminate this and similar language.

Response: The Company has revised the “Risk Factors” section of the Registration Statement in response to the Staff’s comment to delete such language.

10.	The preamble of this section includes language that described the generic risk that Lazard may face altered risks or unforeseen risks in the future. Such a description could apply to any company or investment, where future events could radically change the material risks that a company could face. Consequently, remove the third from last sentence from the preamble and the final clause of the preceding sentence. Also, please revise the language used in the preamble, avoiding legalese like “hereby.”

Response: The Company has revised the preamble to the “Risk Factors” section of the Registration Statement on page 21 in response to the Staff’s comment.

Our ability to retain our managing directors and other key professional employees… – page 20

11.	Revise this risk factor to include more specific information. In particular, we note that news paper accounts that a number of partners, possibly representing a significant amount of your Financial Advisory revenue, have not yet agreed to the public offering plan and therefore may leave Lazard for other firms.

Response: The Company supplementally advises the Staff that substantially all of the Financial Advisory managing directors and Asset Management managing directors who are not employed by LAM have entered into retention agreements in connection with the offering. The Company supplementally advises the Staff that it is in negotiations with the managing directors who have not yet signed retention agreements. Because

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negotiations are ongoing, however, the Company has not included in the Registration Statement specific references to managing directors who have not yet signed the retention agreements. The Company will undertake to provide additional information regarding the status of the negotiations as promptly as practicable after such arrangements have been finalized. Asset Management managing directors who are employed by LAM will continue to participate in separate equity arrangements at LAM, which include restrictive covenants and which will continue to be in force after the offering is completed, and will not be party to the retention agreements entered into by other managing directors in connection with the offering.

A majority of our revenue is derived from Financial Advisory Fees – page 21

12.	Revise the heading to this risk factor and review the remainder of the risk factor headings to ensure that they refrain from merely stating a fact and instead describe the risk so that the investor is better able to understand the accompanying discussion. For example, make similar changes to the last risk factor on page 24 and the last risk factor on page 34.

Response: The Company has revised the “Risk Factors” section of the Registration Statement, including on pages 22, 25 and 36, in response to the Staff’s comment.

We may pursue acquisitions or joint ventures… – page 25

13.	Please revise this risk factor to clarify whether you are currently exploring potential acquisitions. Also, please note your recent acquisition or joint-venture activity and discuss any problems that you have had with these activities in the past.

Response: The Company has revised the Registration Statement on page 27 in response to the Staff’s comment. In addition, in order to assist the Staff in its review of the Registration Statement, additional information on recent acquisition or joint venture activity is being provided to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

Extensive regulation of our business limits our activities and results… – page 27

14.	Please revise this risk factor to note the amount that you rely upon “soft dollars” to fund your research activities, particularly for your continuing businesses.

Response: The Company has revised the Registration Statement on page 29 in response to the Staff’s comment.

We are exposed to foreign currency exchange rate risks – page 28

15.	Revise this risk factor to quantify the extent to which your revenues are denominated in currencies other that U.S. Dollars.

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Response: The Company has revised the Registration Statement beginning on page 30 in response to the Staff’s comment.

Reorganizing our business from a privately held firm – page 31

16.	Revise this risk factor to note that you intend to reduce employee expenses, from 81% to 57.5%.

Response: The Company has revised the Registration Statement beginning on page 32 in response to the Staff’s comment.

Our financial performance depends on our ability to achieve our target compensation – page 33

17.	Also, please note the compensation levels currently and after the offering, including the targeted rate. Also, consider moving this risk factor so that it appears in tandem with the risk factor on page 31 regarding the risk of lowering your compensation expense.

Response: The Company has revised the Registration Statement on pages 32 and 33 in response to the Staff’s comment.

The separation and recapitalization transactions – page 36

18.	Please explain the risk to equity holders.

Response: The Company has revised the Registration Statement beginning on page 38 in response to the Staff’s comment.

Investment Company Act considerations – page 37

19.	Revise this risk factor and its heading to clarify why determination that either Lazard Ltd or LAZ-MD are investment companies would present a risk to an investor who purchases Lazard’s shares.

Response: The Company has revised the Registration Statement on page 39 in response to the Staff’s comment.

The Separation and Recapitalization Transactions – The Separation – page 44

20.

We note your disclosure on page 24 that you may exercise your option under the business alliance agreement between Lazard Group and LFCM Holdings to acquire certain merchant banking investment management vehicles and related principal investments from LFCM Holdings. Please revise to describe the nature of the business alliance agreement and the provision for the repurchase of these investments. Quantify the fair value and agreed upon purchase price of the

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investments that you will retain the option to repurchase subsequent to the Separation and disclose when you would have the ability to repurchase these assets. Alternatively, include a reference to your discussion on page 143.

Response: The Company has revised the Registration Statement on pages 25 and 46 in response to the Staff’s comment to include a reference to the Company’s discussion beginning on page 152.

21.	Please advise the staff regarding the identity and value of the “specified non-operating assets and liabilities.”

Response: The Company supplementally advises the Staff that the specified non-operating assets relating to the separated businesses principally consist of long-term investments of $106 million, miscellaneous receivables of $15 million, other investments of $4 million, property of $3 million and other assets of $13 million. Specified non-operating liabilities relating to the separated businesses principally consist of a $39 million liability for an abandoned lease in the U.K. (see Note 11 of the notes to the consolidated financial statements) and minority interest liabilities of $19 million relating to variable interest entities that are consolidated within the separated business.

The Company is currently in the process of finalizing its plans to effect the separation of the separated businesses, including the specified other assets and liabilities, and advises the Staff that the final composition of the individual assets and liabilities to be transferred in that connection is subject to change depending on the resolution of several outstanding legal, contractual and financial considerations.

The Separation and Recapitalization Transactions: The Recapitalization of LAZ-MD Holdings and Lazard Group – page 45

22.	We note your disclosure on page 45 that the historical partner interests are entitled to approximately $585 million of capital. Please revise to more clearly describe how this amount was determined and supplementally provide us with your calculation of this amount.

Response: The Company has revised the Registration Statement beginning on page 47 in response to the Staff’s comment to describe the composition of capital. In addition, the Company supplementally advises the Staff that the $585 million of capital associated with the historical partner interests referred to in the Registration Statement was calculated by summing the following amounts:

1.	$371 million, which reflects (a) the amount of cash and property contributed by the holders of historical partner interests, (b) adjustments for the gains and losses of Lazard Group allocated in respect of such historical partner interests, and (c) reductions to reflect any distributions in respect of historical partner interests;

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2.	$77 million, which reflects amounts allocated to historical partner interests in fiscal years 2002 and 2003 to reflect the value of additional intangibles not previously recognized in the capital accounts of Lazard Group prior to such years; and

3.	$137 million, which reflects amounts allocated to historical partner interests in respect of the revaluation of the Company’s business as a result of the formation of the predecessor entity to Lazard Group in 1984.

Items 2 and 3 above are included as part of the aggregate preferences of members in excess of members’ equity which is discussed further in the response to comment 68 below.

23.	Please revise footnote (e) to explain how dividends on your mandatory redeemable preferred stock are allocated among your segments.

Response: The Company has revised the Registration Statement on pages 19 and 62 in response to the Staff’s comment.

24.	Please expand your discussion regarding the capital that working members have underlying their membership interests in Lazard Group. In particular, please clarify whether this capital can increase after the separation. Also, please clarify the amount of capital that will require redemption.

Response: The Company has revised the Registration Statement beginning on pages 47 and 50, respectively, in response to the Staff’s comment, to include the amount of capital associated with the working member interests and to describe in greater detail the treatment of the working member interests in the separation and recapitalization, including the treatment of the capital associated with the working member interests and its redemption by LAZ-MD Holdings.

Lazard Ownership Structure after the Separation and Recapitalization Transactions – page 48

25.	Please clarify whether the votes cast by LAZ-MD membership holders would be aggregated with votes cast by Class A shareholders or whether the votes of the membership holders would be totaled independently to determine how the Class B share would be voted.

Response: The Company has revised the Registration Statement on page 51 in response to the Staff’s comment.

Dilution, page 54

26.	Please compare the public contribution under the offering and the effective cash contribution of insiders.

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Response: The Company has revised the Registration Statement on page 57 in response to the Staff’s comment by adding a form of table at the end of the “Dilution” section of the Registration Statement.

Capitalization, page 55

27.	Since “cash and cash equivalents” is not a required or appropriate item for inclusion in the Capitalization table, please delete it.

Response: The Company has revised the Registration Statement on page 58 in response to the Staff’s comment.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Income – page 63

28.	Please revise to present a subtotal column for your historical results adjusted for pro forma employee compensation and income taxes before showing the impact of the separation. Present the weighted average historical limited liability corporation shares outstanding and net income per share data based on historical results adjusted for pro forma employee compensation and income taxes. In addition, please include this pro forma historical net income per share data in you Selected Consolidated Financial Data disclosure on page 56.

Response: The Company supplementally advises the Staff that the Company does not believe that a reordering of the columns is appropriate in this context. The Company does not believe that a reordering of the columns would be meaningful to investors, as the adjustment for pro forma compensation and income taxes will only occur if the transaction is consummated, which contemplates the separation of its Capital Markets and Other segment prior to consummation of this offering. Therefore, the pro forma employee compensation adjustment applies only to Lazard Group after giving effect to the separation.

Further, the historical limited liability company does not have any shares outstanding. Ownership is instead identified as membership interests, and, as a result, the calculation of net income per share would not apply. As a result, for the reasons set forth above, the Company does not believe that a presentation of pro forma historical net income per share data would be appropriate in this context.

29.	Please revise to present your pro forma adjustments for this offering in a separate column from the pro forma adjustments from the additional financing transactions. In addition, describe how the additional financial transactions are factually supportable.

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Response: The Company has revised the “Unaudited Pro Forma Financial Information” section of the Registration Statement beginning on page 64 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the offering and the additional financing transactions are conditioned upon the completion of each of the other financings, as noted in “The Offering” and “The Separation and Recapitalization Transactions and Lazard Organizational Structure—The Separation and Recapitalization Transactions—Recapitalization of LAZ-MD and Lazard Group—This Offering” and the “Additional Financing Transactions” sections of the Registration Statement.

In each of the pro forma statements of income, found on pages 66, 67 and 68, respectively, in response to the Staff’s comment, the Company has made the following revisions:

•	The “Pro Forma Adjustments for this Offering and the Additional Financing Transactions” column will now read “Pro Forma Adjustments for the Additional Financing Transactions,” as the adjustments will only apply to the impact of the additional financing transactions.

•	The “Other Pro Forma Adjustments” column will now read “Pro Forma Adjustments for this Offering,” as the adjustments will only apply to the impact of the offering.

In the pro forma statement of financial condition, on page 71, in response to the Staff’s comment, the Company has made the following revisions:

•	The “Pro Forma Adjustments for this Offering and the Additional Financing Transactions” column will now read “Pro Forma Adjustments for the Capital Contribution Relating to this Offering and the Additional Financing Transactions,” as the adjustments in this column will apply to the use of proceeds from both this offering and the additional financing transactions in the recapitalization.

•	The “Other Pro Forma Adjustments” column will now read “Pro Forma Adjustments for this Offering,” as the adjustments will only apply to the impact of the offering.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income – page 66

30.

Please revise note (c) to more clearly describe how you determined the amounts of your pro forma adjustments to compensation expense, reconciling these adjustments to the adjusted employee compensation and benefits disclosed on page 77. Explain how your pro forma adjustments are factually supportable as required by Rule 11-02 (b) of Regulation S-X. Although you disclose that your future target policy will

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be to limit compensation expense to 57.5% of operating revenues, based upon your disclosure on page 77 it does not appear as though using the 57.5% target ratio would be factually supportable.

Response: The Company has revised the Registration Statement on page 69 in response to the Staff’s comment.

Management’s Discussion and Analysis – page 70

Net Income Allocable to Members – page 76

31.	Please clarify whether you intend to add additional non-cash forms of compensation, including stock options, which might not affect the current ratio.

Response: The Company supplementally advises the Staff that it does not currently contemplate using stock options as an additional non-cash form of compensation, although its equity plans would permit it to do so in the future. The Company’s business model does, however, contemplate the use of restricted stock units and/or restricted stock awards, any grants of which will be expensed in the Company’s consolidated statements of income in accordance with generally accepted accounting principles and will be included in the Company’s compensation expense-to-operating revenue ratio.

32.	We note your disclosure on page 77 that you exclude interest expense related to LFB in arriving at operating revenue. Please revise to explain why you do not deduct the entire amount of interest expense as presented in you statements of income in determining operating revenue.

Response: The Company has revised the Registration Statement on page 82 in response to the Staff’s comment.

Business Segments: Financial Advisory – pages 83

33.	Please revise to provide an analysis that explains the underlying reasons for material fluctuations or trends in revenues earned from your financial advisory activities. For example,

•	Your list of clients with whom you have transacted business does not provide sufficient insight into why revenues from financial advisory services were higher or lower in a given period. Correlate the impact that the economy had on M&A activity in general described on page 71 with the volume of your different types of financial advisory transactions during the periods and any significant deals with which you were involved to better explain any fluctuations.

•	Consider presenting volume data in a tabular format.

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•	Correlate the volume of transactions and the amount of net revenues for each category of financial advisory services, describing any trends in gross profit margins (gross revenues less direct transaction-related expenses) during the periods presented.

•	On page 2 you disclose that your financial restructuring practice provides countercyclical balance to your M&A practice. Describe how this can be evidenced by your revenue trends.

Response: The Company has revised the Registration Statement on pages 89, 90 and 91 in response to the Staff’s comment.

34.	Please quantify the significant components of the segment’s operating expenses for each period presented. Please similarly revise your MD&A regarding your other segments’ operating results.

Response: The Company has revised the Registration Statement beginning on pages 90 and 91 in response to the Staff’s comment.

Asset Management Results of Operations – page 87

35.	Revise this section to explain why your fees grew significantly faster than your average assets under management.

Response: The Company has revised the Registration Statement on pages 93 and 94 in response to the Staff’s comment.

Business Segments: Capital Markets and Other – pages 89

36.	To help facilitate a reader’s understanding of the future financial statement impact of pending separation transaction, please disclose the specific line items that comprise this segment’s net revenues. Describe the nature of activities, if any, categorized within this segment that you intend to continue subsequent to the separation transaction and disclose the segment in which you intend to report the results of the activities.

Response: The Company has revised the Registration Statement beginning on page 96 in response to the Staff’s comment.

Liquidity and Capital Resources – pages 91

37.	If material, revise this section to note the amount of the capital of your regulatory subsidiaries is restricted under their various capital requirements. Also, if material, please note the amount of capital held by your subsidiaries which is available to be paid without regulatory approval.

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Response: The Company has revised the Registration Statement on pages F-30 and F-31 in response to the Staff’s comment.

38.	Please revise to describe your trend of increasing liabilities relative to assets. Describe and quantify the estimated impact of the separation transaction on this ratio.

Response: The Company has revised the Registration Statement on page 99 in response to the Staff’s comment. The Company supplementally advises the Staff that the trend of increasing liabilities relative to assets is a result of Lazard Group’s decline in member’s equity, which was attributable to its investments in senior professionals resulting in distributions exceeding net income allocable to members.

39.	Please revise to describe and quantify the impact of foreign currency translation adjustments for each period presented.

Response: The Company has revised the Registration Statement on page 99 in response to the Staff’s comment.

40.	Please revise to describe the impact that this offering and the additional financing transactions, as well as the separation transaction, will have on your liquidity and capital resources.

Response: The Company has revised the Registration Statement beginning on page 98 in response to the Staff’s comment.

Critical Accounting Policies and Estimates – page 95

41.	Please refer to Item V of Release No. 33-8350 and revise your discussion of the valuation of investments to address the following:

•	Provide both a qualitative and quantitative discussion that describes the significant assumptions underlying your critical accounting estimates.

•	Discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

•	Disclose how accurate your estimates and assumptions related to these policies have been in the past, how much they have changed in the past, and whether they are likely to change in the future.

•	Discuss how you analyze the sensitivity to change and provide quantitative disclosure, to the extent available.

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Response: The Company has revised the Registration Statement on page 105 in response to the Staff’s comment.

42.	Please supplementally explain why you do not consider your accounting policies and estimates related to determining whether to consolidate VIEs (i.e., calculation of expected losses and expected residual returns to determine the primary beneficiary) to be critical accounting policies or estimates. Alternatively, refer to Item V of Release No. 33-8350 and revise your MD&A based on the guidance set forth therein.

Response: The Company has revised the Registration Statement beginning on page 105 in response to the Staff’s comment.

Risk Management – page 97

43.	Expand your discussion of your exposure to interest rate risk to disclose the model that you used to determine that you stood to lose $1.5 million for every 1% change in the US Dollar to euro exchange rate and $1 million for a 1% change in the Dollar to pound exchange rate. Please refer to Item 305 of Regulation S-K. Make similar changes to your discussion of your evaluation of your value at risk for your securities portfolio.

Response: The Company has revised the Registration Statement on pages 106, 107 and 110 in response to the Staff’s comment. The Company supplementally advises the Staff that the quantification disclosed on page 106 of the Registration Statement refers to the impact on “operating income” of a 1% movement in foreign currency rates (rather than a 1% movement in “interest rates”).

The Company further supplementally advises the Staff that the Company calculated the sensitivity on operating income as a result of hypothetical changes in the exchange rates of both the euro and British pound versus the U.S. dollar based on the amount of operating income in 2003 that was denominated in euros and British pounds. The calculation used to determine sensitivity to changes in foreign currency rates converted operating income as reported in U.S. dollars back to local currency at the 2003 average exchange rates of local currency to the U.S. dollar. The resulting local currency denominated operating income was then converted back to U.S. dollars by applying an increase or decrease of 1% to the 2003 average exchange rate. The difference between the two results is the amount reflected as the sensitivity for movements in exchange rates.

Concentrations of Credit Risk – page 100

44.	We note your disclosure that you have a significant concentration of credit risk with the U.S. Government. Please advise the staff supplementally if you have any other concentrations of credit risk of a material size.

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Response: The Company supplementally advises the Staff that it does not have any other concentrations of credit risk of a material size.

Business – page 106

Merchant Banking – page 116

45.	Expand this section to provide more detail regarding your growth plans for rebuilding your merchant banking investments after your current operations and given to LFCM after the separation.

Response: The Company supplementally advises the Staff that its merchant banking fund management activities, other than its existing merchant banking business in France, are a part of the separated businesses that will be transferred to LFCM Holdings LLC prior to the completion of the offering. As a result, and as more fully explained in the “Certain Relationships and Related Party Transactions—Relationship with LAZ-MD Holdings and Lazard Group—Business Alliance Agreement” section of the Registration Statement, following the completion of this offering, the Company will not participate in the day-to-day operations of the separated merchant banking business, though it will have certain participation and consent rights in respect of that business. Any growth plans for rebuilding merchant banking investments after the separation will be the primary responsibility of, and undertaken by, LFCM Holdings LLC rather than the Company. The Company further supplementally advises the Staff that Lazard Group intends to invest capital in future funds to be managed by LFCM Holdings LLC subsidiaries and will be entitled to receive incentive fee payments from such funds as described on page 121. In order to more fully clarify the structure of the merchant banking business following the offering, the Company has revised the Registration Statement beginning on page 124 in response to the Staff’s comment.

Management – Executive Compensation – page 125

46.	We note that you have not provided information regarding executive compensation and regarding your current retirement benefits. In your next amendment, include the information required by Item 402 of Regulation S-K.

Response: The Company supplementally advises the Staff that the Company is in the process of finalizing the executive compensation data for 2004 in conjunction with the preparation of its year-end financial results and will provide such information in the next amendment to the Registration Statement.

Certain Relationships with Our Directors, Executive Officers and Employees – page 148

47.	Please disclose the terms of any loans to officers or directors.

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Response: The Company has revised the Registration Statement on page 157 in response to the Staff’s comment.

Description of Capital Stock, page 150

48.	Form S-1 does not require you to summarize the provision of the certificate of incorporation and the memorandum of association and bye-laws. Consequently you cannot qualify the description of capital stock by reference. See Rule 411.

Response: The Company has revised the Registration Statement on page 159 in response to the Staff’s comment.

Certain Material U.S. Federal Income Tax and Bermuda Tax Considerations – page 156

49.	Revise the section heading to eliminate the term “certain” as this term indicates that there may be material tax consequences which are not addressed.

Response: The Company has revised the Registration Statement on page 167 in response to the Staff’s comment.

50.	Since the tax considerations are material to investors, please revise to base the discussion on opinions, not advice, and please file the opinions.

Response: The Company has revised the Registration Statement on pages 167 and 168 and has filed forms of opinions as Exhibits 8.1 and 8.2 of the Registration Statement in response to the Staff’s comment.

51.	Please clarify what “should” means in the final sentence of the first paragraph of page 157.

Response: The Company has revised the Registration Statement on page 168 in response to the Staff’s comment.

Lazard LLC Consolidated Financial Statements

Note 2 – Significant Accounting Policies: Marketable and Long-Term Investments – page F-9

52.	Please revise to describe how management determines its best estimate of fair value of non-marketable investments.

Response: The Company has revised the Registration Statement on page F-9 in response to the Staff’s comment.

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Note 2 – Significant Accounting Policies: Swaps and Other Contractual Agreements – page F-10

53.	Please revise to clarify whether your non-trading derivatives transactions receive accounting hedge treatment in accordance with SFAS 133. If so, please provide the disclosures required by paragraph 45 of SFAS 133.

Response: The Company has revised the Registration Statement on page F-10 in response to the Staff’s comment.

54.	Please revise to describe the types of contracts that are typically afforded extended settlement and explain why you record these transactions on a settlement date basis. Clarify what you mean when you state that your “obligation to deliver such securities is accounted for similar to a forward contract.”

Response: The Company has revised the Registration Statement on page F-10 in response to the Staff’s comment.

Note 2 – Significant Accounting Policies: Revenue Recognition – page F-12

55.	Please supplementally describe your basis, including the specific accounting guidance upon which you rely, for deferring expenses incurred in performing mergers and acquisitions and financial restructuring advisory services until the related transactions are consummated.

Response: The Company supplementally advises the Staff that the deferral of investment banking expenses is consistent with industry practice and guidance prescribed by the AICPA Audit and Accounting Guide – Brokers and Dealers in Securities (the “Guide”). In particular, the Company refers to Section 1.89-1.96 for the definition of “Investment Banking” activities. These activities include Public Offerings, including Underwriting, Advisory Services and Private Placements, each as defined in the Guide. The Guide discusses the specific practice of deferring expenses related to Underwriting transactions in Paragraph 7.51, which states the following:

“Many of the related underwriting expenses described above are incurred prior to the actual issuance of the securities. Such expenses are deferred and recognized at the time the related revenues are recorded. In the event the transaction is not completed and the securities are not issued, the firms that have agreed to participate in the costs associated with the underwriting write those costs off to expense.”

The industry practice of deferring expenses on financial advisory deals is similar to the rationale for deferring expenses related to underwriting deals. These expenses are deferred and recognized at the time the related revenues are recorded. The Company

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only defers transaction related expenses that are expected to be reimbursed. The Company periodically evaluates the collectibility of those expenses that are deferred and recognizes them in the current period earnings if they are deemed uncollectible. Deferred expenses include only transaction related expenses and no other costs, such as the compensation costs of those involved in providing advisory services to the client. Such costs are recorded as current period expenses in the Consolidated Statements of Income.

The Guide also addresses the practice of deferring expenses on investment banking and underwriting transactions in the “Audit Consideration” section, which states in the “Audit Objectives” section that “Deferred revenues, expenses and good faith deposits from investment banking/underwriting deals are recorded in the proper period.” The Company accounts for its expenses relating to mergers and acquisitions and financial advisory services consistent with industry guidance and practice.

56.	Please revise to describe how you report client reimbursement of expenses and quantify the amount of client reimbursements for each period presented.

Response: The Company supplementally advises the Staff that the Company follows industry practice with respect to recognition of investment banking revenues net of client expense reimbursements. The Company does not have any other business relationships in which it receives client reimbursements of expenses. Investment banking transactions are within the scope of the Guide and therefore are not included in the scope of EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred,” which states the following in paragraph 2:

“The scope of this Issue excludes transactions for which guidance is provided under categories (a) and (b) of the GAAP hierarchy, including:

•	Sales of financial assets, including debt and equity securities, loans and receivables;

•	Lending transactions;

•	Insurance and reinsurance premiums; and

•	Transactions of broker-dealers that are within the scope of the AICPA Audit and Accounting Guide – Brokers and Dealers in Securities and reimbursements received for expenses incurred in other specialized industries for which the accounting for such reimbursements is addressed in AICPA accounting and auditing guides.”

As a result, the Company does not believe that additional footnote disclosure is required.

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57.	We note your disclosure on page 28 that if the use of “soft dollar” arrangements was limited or prohibited you may have to bear the costs of research services that were previously paid for using soft dollars. Please revise to describe your accounting policies for “soft dollar” arrangements. Quantify the increase in your operating expenses or reduction of revenues, as applicable, if the use of “soft dollars” was eliminated in 2003.

Response: The Company has revised the Registration Statement on pages 29 and F-13 in response to the Staff’s comment.

58.	Please revise to explain why you recognize merchant banking incentive fees when the underlying investments have been liquidated. Describe the impact, if any, of future underperformance by the merchant banking funds. Quantify the amount of merchant banking incentive fees that you have earned but not recognized as of December 31, 2003, separately identifying amounts attributable to your Capital Markets and Other segment and your continuing operations.

Response: The Company has revised the Registration Statement beginning on page F-13 in response to the Staff’s comment. In response to the last sentence of this comment, the Company supplementally advises the Staff that there are no merchant banking incentive fees that it has earned but not recognized as of December 31, 2003.

59.	Please revise your discussion of trading gains and losses to disclose gross trading gains and losses for each period presented. In addition, disclose gross non-trading investment gains and losses.

Response: The Company advises the Staff that its presentation and disclosure of trading gains and losses on a net basis follows industry practice as referred to in the Guide, paragraph 4.56, which states:

“A broker-dealer may buy and sell securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are generally presented net.”

The Company believes that the presentation and disclosure as written is consistent with industry guidance and practice.

In addition, the Company advises the Staff that it has revised its disclosure regarding gross non-trading investment gains and losses on page F-9 to disclose such gross non-trading gains and losses in response to the Staff’s comment.

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Note 4 – Trading Activities and Related Risks – pages F-15 – F-18

60.	When referring to hedging strategies, please clarify whether you are referring to derivative transactions that qualify for hedge accounting treatment in accordance with SFAS 133 or economic hedges. For derivative transactions that qualify for hedge accounting treatment, please disclose the nature of the hedge accounting treatment (i.e. fair value, cash flow hedges). Please similarly revise your Risk Management disclosures.

Response: The Company supplementally advises the Staff that its non-trading derivatives hedge its trading portfolio. The Company records its trading portfolio and related economic hedges at fair value. The Company has revised the Registration Statement on pages 107, F-10 and F-18 in response to the Staff’s comment to clarify its accounting treatment.

61.	Please revise to explain why you report gains and losses resulting from changes in the fair value of your non-trading derivatives as trading gains and losses in your statements of income.

Response: The Company has revised the Registration Statement on page F-18 in response to the Staff’s comment.

Note 6 – Formation of LAM – page F-19

62.	Please revise to disclose the company’s ownership percentage of LAM.

Response: The Company has revised the Registration Statement on page F-20 in response to the Staff’s comment.

63.	Please revise to describe the accounting treatment for the equity units in LAM issued in connection with its formation. Please supplementally explain your basis for the treatment, citing the specific accounting guidance upon which you rely.

Response: The Company has revised the Registration Statement on page F-20 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the equity units granted to LAM managing directors and those granted to certain key LAM employees are required to be treated differently for accounting purposes. As described more fully in Note 6 of the notes to consolidated financial statements, the equity units granted to LAM managing directors were granted in connection with the formation of LAM. Further, the Company supplementally advises the Staff that it treats those equity units as a part of the managing directors’ membership interest and, therefore, any transaction related to such equity units would be treated as an equity transaction among the members. The Company supplementally advises the Staff that there has been no such transaction with respect to such equity units to date, other than the initial grant of such equity units.

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The Company supplementally advises the Staff that, as opposed to the equity units granted to managing directors of LAM, the equity units granted to certain key LAM employees are not viewed for financial accounting purposes as an equity transaction among members but rather as a compensation transaction between LAM and these employees. In addition, the Company supplementally advises the Staff that it views the equity units granted to these LAM employees as akin to a profits interest granted in a limited liability company, and accordingly, considered the guidance in EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, issue number 40(b). The Company concluded that the equity units granted to these LAM employees lacked the characteristics of an equity interest and that the substance of the arrangement was similar to that of a stock appreciation right. Accordingly, the Company has accounted for the equity units granted to these LAM employees as a stock appreciation right (i.e., a variable compensation plan) but, to date, no compensation expense has been recognized because a “fundamental transaction” has not been considered probable (as described in Note 6 to the Notes to Consolidated Financial Statements—Formation of LAM beginning on page F-19). The Company supplementally advises the Staff that, in accordance with FASB Interpretation No. 38, Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock, paragraph 4, compensation cost shall be accrued when it becomes probable that the fundamental transaction will occur.

The Company has no current intention to cause or otherwise trigger a transaction that would give rise to payment obligations to the holders of interests in LAM.

Note 11 – Commitments and Contingencies – pages F-27 & F-28

64.	We note your disclosure on page F-20 that you have $12,000 of remaining commitments to a company-sponsored investment vehicle under your incentive compensation plan. Please revise to reconcile or differentiate between this amount and your commitment of $3,012 to sponsored investment funds disclosed on page F-28. Please supplementally explain why the $12,000 of remaining commitments related to your incentive compensation plan is not presented on your table of contractual obligations on page 95.

Response: The Company has revised the Registration Statement on pages 103 and F-29 in response to the Staff’s comment.

65.	Please revise to provide a more detailed discussion of your contractual commitments to certain members and employees. Discuss the nature and business purpose of such commitments and the potential effects on your liquidity and results of operations.

Response: The Company has revised the Registration Statement on pages 103 and F-29 in response to the Staff’s comment.

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66.	We note your disclosure on page F-28 that you believe the ultimate outcome of certain legal actions may be material to the company’s operating results for any particular period. In light of the potential impact on future financial statements, please revise to describe these pending legal actions and provide an estimate of the possible loss or range of loss. In addition, state whether you have recorded an accrual for such estimated losses. Refer to paragraphs 9 and 10 of SFAS 5.

Response: The Company has revised the Registration Statement in “Business—Legal Proceedings” beginning on pages 128, F-29 and F-48 in response to the Staff’s comment. The additional disclosure relates to a letter received from the NASD and a subpoena received from the SEC, as described therein.

Note 12 – Members’ Equity – page F-28

67.	Please revise to describe the nature of the provisions in your Operating Agreement or other contractual arrangements that provide for a fixed return on Member’s equity. Describe the financial statement impact of the provisions.

Response: The Company has revised the Registration Statement beginning on page F-30 in response to the Staff’s comment.

68.	Please revise to describe how you determined the amount of the aggregate preferences of Members that exceeds the amount on the accompanying consolidated statement of financial condition as Members’ equity. Explain how and when the $410,000 of aggregate preferences of Members in excess of Members’ equity is distributed to the members. Supplementally provide us with your supporting calculation.

Response: The Company has revised the Registration Statement on page F-30 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the aggregate preferences of members of $410 million reflect (1) amounts allocated to the historical partner interests of approximately $137 million in respect of the revaluation of the Company’s business as a result of the formation of the predecessor entity to Lazard Group in 1984, (2) amounts allocated to historical partner interests and working member interests in fiscal years 2002 and 2003 of approximately $212 million to reflect the value of additional intangibles not previously recognized in the capital accounts of Lazard Group prior to such years, and (3) the cumulative effect of approximately $61 million of other charges to members’ equity (such as minimum pension liability adjustments) that were not charged to individual member’s capital accounts. These aggregate preferences, when added together with the members’ equity, equal the total amount of capital associated with the historical partner interests and working members interests. The Company supplementally advises the Staff that this capital (i.e., the members’ equity and aggregate preferences) will be repaid or transferred in connection with the separation and recapitalization transactions, as follows: (1) the

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capital associated with the historical partner interests will be paid out as part of the redemption of the historical partner interests pursuant to the recapitalization, and (2) the capital associated with the working members interests will be assumed in full by LAZ-MD Holdings and will no longer be an obligation of Lazard Group.

The Company supplementally advises the Staff that a description of the redemption of historical partner interests, including associated capital, is included on page 47 of the Registration Statement, and a description of the assumption and repayment of the capital associated with the working members interests is included on page 50 of the Registration Statement. The Company has revised each such description to clarify the treatment of members’ capital.

Note 14 – Income Taxes – pages F-29 – F-31

69.	We note your disclosure on page F-30 that certain deferred tax assets have been offset by a valuation allowance primarily due to the uncertainty of realizing the benefit of certain foreign net operating loss carryforwards. Please revise to describe the uncertainty of realizing the benefits, especially in light of your disclosure that net operating loss carryforwards for your foreign subsidiaries may be carried forward indefinitely.

Response: The Company has revised the Registration Statement on page F-32 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that SFAS 109, paragraph 17(e) requires that the balance of deferred tax assets be reduced by a valuation allowance “if based on the weight of the available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.” The gross deferred tax assets recorded as of December 31, 2003 relate primarily to the significant net operating loss carryforward amounts available in the U.K. Considering the cumulative recent historical losses incurred in the U.K., there is uncertainty related to the potential for future taxable profits to be recognized in the U.K., and there are various limitations under U.K. tax law applied to carryforward losses. Therefore management has determined that it is more likely than not that such assets will not be realized.

Note 15 – Segment Operating Results – page F-31

70.	Please supplementally provide us with your analysis describing how you determined that LFB does not meet the definition of a reportable segment. Refer to paragraphs 16 – 19 of SFAS 131.

Response: The Company supplementally advises the Staff that LFB does not meet the definition of a reportable segment. In determining its operating segments, the Company

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first looked to the definition of an operating segment in paragraph 10 of SFAS 131 which states:

“An operating segment is a component of an enterprise:

•	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

•	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•	For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.”

The Company supplementally advises the Staff that it concluded that since the operating results of LFB are not regularly reviewed by the enterprise’s chief operating decision maker(s) to make decisions about resources to be allocated to LFB, LFB would not qualify as an operating segment. Further, the Company supplementally advises the Staff that it has included LFB in the Corporate and Other segment in accordance with paragraph 21 of SFAS 131.

71.	Please revise to explain how trading gains and losses, investment gains and losses, interest income, and interest expense are allocated among your segments.

Response: The Company has revised the Registration Statement on page F-34 in response to the Staff’s comment.

Note 17 – Fair Value of Financial Instruments – page F-35

72.	Please revise to clarify whether the carrying value of subordinated loans approximates the estimated fair value.

Response: The Company has revised the Registration Statement on page F-37 in response to the Staff’s comment.

Note 18 – Subsequent Events – Initial Public Offering – page F-37

73.

We note your disclosure on page 24 that you may exercise your option under the business alliance agreement between Lazard Group and LFCM Holdings to acquire certain merchant banking investment management vehicles and related principal

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investments from LFCM Holdings. Please revise to describe the nature of the business alliance agreement and the provision for the repurchase of these investments. Quantify the amount of investments that you will retain the option to repurchase subsequent to the Separation and disclose when you would have the ability to repurchase these assets. Describe how earned but unrecorded merchant banking incentive fees related to your Capital Markets and Other segment will be impacted by the Separation transaction and if you exercise your option to repurchase the investments.

Response: The Company has revised the Registration Statement beginning on pages F-38 and F-51 in response to the Staff’s comment. The Company supplementally advises the Staff that there are two separate options to repurchase the merchant banking investments. One option involves the North American merchant banking business, and the other involves the European merchant banking business.

74.	Supplementally tell us how you intend to presents the results of your Capital Markets and Other segment at the time the separation transaction is completed.

Response: The Company supplementally advises the Staff that it will reflect the results of its Capital Markets and Other segment as a discontinued operation at the time the separation transaction is completed in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and EITF 03-13: Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.

The Capital Markets and Other segment has not been reflected as a discontinued operation in the Consolidated Financial Statements in accordance with paragraph 27 of SFAS 144, which states that:

“A long lived asset to be disposed of other than by sale (for example, by abandonment, in exchange for a similar productive long-lived asset, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of. Paragraphs 7-26 shall apply while the asset is classified as held and used. If a long-lived asset is to be abandoned or distributed to owners in a spinoff together with other assets (and liabilities) as a group and that disposal group is a component of an entity, paragraphs 41-44 shall apply to the disposal group at the date it is disposed of.”

Lazard LLC Unaudited Condensed Consolidated Financial Statements

General

75.	Please revise as appropriate based on the comments above.

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Response: The Company has revised the Registration Statement as described herein, including beginning on pages F-48, F-50 and F-51, with respect to comments 66, 71 and 73, respectively, in response to the Staff’s comment.

Exhibits

76.	We note that several exhibits will be filed by amendment. Please ensure that those exhibits are filed as soon as possible so that the staff is able to review them in a timely manner.

Response: The Company notes the Staff’s comment, and has filed additional exhibits with the Registration Statement. The Company undertakes to file all remaining exhibits to the Registration Statement as promptly as practicable after they have been finalized.

*            *            *

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Should you require further clarification of the matters discussed in this letter or in the revised Registration Statement, please contact the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Craig M. Wasserman
Craig M. Wasserman, Esq.

cc:	Scott D. Hoffman, Esq.
Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.
Cravath, Swaine & Moore LLP